UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Lexicon Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

528872104

(CUSIP Number)

Raymond Debbane

c/o Ulys, L.L.C.

750 Lexington Avenue

30th Floor

New York, New York 10022

(212) 371-1717

Copies to:

Robert Spatt, Esq.

Peter Malloy, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

(212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 14, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 528872104

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Invus, L.P.

I.R.S. Identification No. 83-0359143

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3. SEC Use Only

4. Source of Funds (See Instructions) OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization

Bermuda

7. Sole Voting Power

66,949,183
Number of

Shares	8. Shared Voting Power

Bene-	3,891,108
ficially

Owned by	9. Sole Dispositive Power

Each	66,949,183
Reporting

Person	10. Shared Dispositive Power

With	0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

70,840,291

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)

40.3%*

14. Type of Reporting Person (See Instructions)

PN

*	Based on 175,704,880 shares of Issuer Common Stock outstanding as of October 15, 2009, as provided by the Issuer.

Schedule 13D

CUSIP No. 528872104

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Invus Advisors, L.L.C.

I.R.S. Identification No. 83-0359142

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3. SEC Use Only

4. Source of Funds (See Instructions) OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization

Delaware

7. Sole Voting Power

66,949,183
Number of

Shares	8. Shared Voting Power

Bene-	3,891,108
ficially

Owned by	9. Sole Dispositive Power

Each	66,949,183
Reporting

Person	10. Shared Dispositive Power

With	0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

70,840,291

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)

40.3%*

14. Type of Reporting Person (See Instructions)

OO

*	Based on 175,704,880 shares of Issuer Common Stock outstanding as of October 15, 2009, as provided by the Issuer.

Schedule 13D

CUSIP No. 528872104

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Invus Public Equities, L.P.

I.R.S. Identification No. 98-0420215

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3. SEC Use Only

4. Source of Funds (See Instructions) OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization

Bermuda

7. Sole Voting Power

0
Number of

Shares	8. Shared Voting Power

Bene-	3,891,108
ficially

Owned by	9. Sole Dispositive Power

Each	3,891,108
Reporting

Person	10. Shared Dispositive Power

With	0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

3,891,108

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)

2.2%*

14. Type of Reporting Person (See Instructions)

PN

*	Based on 175,704,880 shares of Issuer Common Stock outstanding as of October 15, 2009, as provided by the Issuer.

Schedule 13D

CUSIP No. 528872104

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Invus Public Equities Advisors, LLC

I.R.S. Identification No. 98-04220201

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3. SEC Use Only

4. Source of Funds (See Instructions) OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization

Delaware

7. Sole Voting Power

0
Number of

Shares	8. Shared Voting Power

Bene-	3,891,108
ficially

Owned by	9. Sole Dispositive Power

Each	3,891,108
Reporting

Person	10. Shared Dispositive Power

With	0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

3,891,108

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)

2.2%*

14. Type of Reporting Person (See Instructions)

OO

*	Based on 175,704,880 shares of Issuer Common Stock outstanding as of October 15, 2009, as provided by the Issuer.

Schedule 13D

CUSIP No. 528872104

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Ulys, L.L.C.

I.R.S. Identification No. 83-0359139

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3. SEC Use Only

4. Source of Funds (See Instructions) OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization

Delaware

7. Sole Voting Power

70,840,291
Number of

Shares	8. Shared Voting Power

Bene-	0
ficially

Owned by	9. Sole Dispositive Power

Each	70,840,291
Reporting

Person	10. Shared Dispositive Power

With	0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

70,840,291

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)

40.3%*

14. Type of Reporting Person (See Instructions)

OO

*	Based on 175,704,880 shares of Issuer Common Stock outstanding as of October 15, 2009, as provided by the Issuer.

Schedule 13D

CUSIP No. 528872104

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Raymond Debbane

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3. SEC Use Only

4. Source of Funds (See Instructions) OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization

Panama

7. Sole Voting Power

70,840,291
Number of

Shares	8. Shared Voting Power

Bene-	0
ficially

Owned by	9. Sole Dispositive Power

Each	70,840,291
Reporting

Person	10. Shared Dispositive Power

With	0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

70,840,291

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)

40.3%*

14. Type of Reporting Person (See Instructions)

IN

*	Based on 175,704,880 shares of Issuer Common Stock outstanding as of October 15, 2009, as provided by the Issuer.

Schedule 13D

This Amendment No. 4 hereby amends and supplements the statement of beneficial ownership on Schedule 13D, relating to the common stock, $0.001 par value per share (the “Issuer Common Stock”), of Lexicon Pharmaceuticals, Inc., a Delaware corporation (the “Issuer” or “Lexicon”), initially filed on June 27, 2007, as amended by Amendment No. 1 thereto filed on August 24, 2007, Amendment No. 2 thereto filed on August 29, 2007 and Amendment No. 3 thereto filed on October 8, 2009 (as so amended, the “Statement”). All capitalized terms not otherwise defined herein have the meaning assigned to them in the Statement.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented by inserting the following new paragraphs immediately after the last paragraph thereof:

On October 14, 2009, Invus, L.P. purchased 13,439,257 shares of Issuer Common Stock for an aggregate amount of $20,158,885.50 at a purchase price of $1.50 per share. Invus, L.P. used funds obtained from a capital call to its limited partners in respect of previously made commitments for the payment of the purchase price for such additional shares of Issuer Common Stock.

On October 15, 2009, Invus, L.P. purchased 2,015,888 shares of Issuer Common Stock for an aggregate amount of $3,023,832.00 at a purchase price of $1.50 per share. Invus, L.P. used funds obtained from a capital call to its limited partners in respect of previously made commitments for the payment of the purchase price for such additional shares of Issuer Common Stock.

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented by replacing the fourth paragraph thereof with the following new paragraph:

On October 7, 2009, the Issuer announced an intention to conduct a public offering of Issuer Common Stock. Pursuant to the terms of the Stockholders’ Agreement, Invus, L.P. would have the right to purchase its pro rata amount of the shares offered in this offering at the offering price.

Item 4 of the Statement is hereby amended and supplemented by inserting the following new paragraphs immediately after the sixth paragraph thereof:

On October 8, 2009, Lexicon entered into an underwriting agreement with the underwriters named therein for the public offering, issuance and sale of 19,894,076 shares of Issuer Common Stock, plus an additional 2,984,111 shares of Issuer Common Stock to cover over-allotments, if any (the “2009 Issuer Public Offering”).

On October 8, 2009, Invus, L.P. and Lexicon entered into a Purchase Agreement (the “2009 Purchase Agreement”), pursuant to which, among other things, Invus, L.P. agreed to

Schedule 13D

purchase, and Lexicon agreed to issue and sell, shares of Issuer Common Stock, subject to the satisfaction of certain customary closing conditions. Such purchase represents the exercise by Invus, L.P. of its preemptive rights under the Stockholders’ Agreement in connection with the 2009 Issuer Public Offering. The 2009 Purchase Agreement, and the description thereof included in Item 6 below, are incorporated by reference into this Item 4.

On October 14, 2009, Lexicon completed the 2009 Issuer Public Offering by issuing and selling 22,878,187 shares of Issuer Common Stock, including 2,984,111 shares of Issuer Common Stock upon exercise of the underwriters’ over-allotment option, under the underwriting agreement relating to the 2009 Issuer Public Offering. Also on October 14, 2009, pursuant to the 2009 Purchase Agreement, Invus, L.P. purchased 13,439,257 shares of Issuer Common Stock at the public offering price of $1.50 per share.

On October 14, 2009, Invus, L.P. and Lexicon entered into a Purchase Agreement Supplement (the “Purchase Agreement Supplement”), pursuant to which, among other things, Invus, L.P. agreed to purchase, and Lexicon agreed to issue and sell, 2,015,888 additional shares of Issuer Common Stock at the public offering price of $1.50 per share. Such purchase represents the exercise by Invus, L.P. of its preemptive rights under the Stockholders’ Agreement in connection with the underwriters’ exercise of their over-allotment option in the 2009 Issuer Public Offering. This purchase closed on October 15, 2009. The Purchase Agreement Supplement, and the description thereof included in Item 6 below, are incorporated by reference into this Item 4.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and supplemented by replacing the first and second paragraphs of clause (a) thereof with the following new paragraphs:

As of October 15, 2009, Invus Public Equities, L.P. was the record and beneficial owner of 3,891,108 shares of Issuer Common Stock, representing approximately 2.2% of the outstanding shares of Issuer Common Stock. Invus Public Equities Advisors, L.L.C., as the general partner of Invus Public Equities, L.P., controls Invus Public Equities, L.P. and accordingly may be deemed to beneficially own the shares of Issuer Common Stock held by Invus Public Equities, L.P. Invus Public Equities Advisors, L.L.C. disclaims such beneficial ownership, except to the extent of its pecuniary interest in such shares.

As of October 15, 2009, Invus, L.P. was the record owner of 66,949,183 shares of Issuer Common Stock and the beneficial owner of 70,840,291 shares of Issuer Common Stock, representing approximately 38.1% and approximately 40.3% of the outstanding shares of Issuer Common Stock, respectively.

Item 5 of the Statement is hereby amended and supplemented by replacing the fifth and sixth paragraphs of clause (a) thereof with the following new paragraph:

Except for Messrs. Amouyal, Debbane, Guimaraes and Sobecki, none of the individuals listed in Schedule I beneficially owns any shares of Issuer Common Stock. Each of Messrs. Amouyal and Debbane beneficially owns 29,333 shares of Issuer Common Stock issuable pursuant to options that are exercisable within 60 days of October 15, 2009. Mr. Guimaraes

Schedule 13D

beneficially owns 5,000 shares of Issuer Common Stock. Mr. Sobecki beneficially owns 30,333 shares of Issuer Common Stock, including 29,333 shares of Issuer Common Stock issuable pursuant to options that are exercisable within 60 days of October 15, 2009. For each of Messrs. Amouyal, Debbane, Guimaraes and Sobecki, shares of Issuer Common Stock beneficially owned by them represent less than 1% of the number of outstanding shares of Issuer Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by inserting the following at the end of the last paragraph thereof:

While the Invus Parties believe the above description covers the material terms of the Voting Agreement, it is qualified in its entirety by reference to the Voting Agreement.

Item 6 is hereby amended and supplemented by inserting the following immediately after the last paragraph thereof:

g. 2009 Purchase Agreement

On October 8, 2009, Invus, L.P. and Lexicon entered into the 2009 Purchase Agreement, pursuant to which, among other things, Invus, L.P. agreed to purchase 13,439,257 shares of Issuer Common Stock for an aggregate amount of $20,158,885.50 at a purchase price of $1.50 per share. Such purchase represents the exercise by Invus, L.P. of its preemptive rights under the Stockholders’ Agreement in connection with the 2009 Issuer Public Offering. Under the 2009 Purchase Agreement, Lexicon made certain representations and warranties to Invus, L.P. and agreed to certain covenants. While the Invus Parties believe the above description covers the material terms of the 2009 Purchase Agreement, it is qualified in its entirety by reference to the 2009 Purchase Agreement, a copy of which is included as Exhibit 9 to the Statement and is incorporated herein by reference.

h. Purchase Agreement Supplement

On October 14, 2009, Invus, L.P. and Lexicon entered into the Purchase Agreement Supplement pursuant to which, among other things, Invus, L.P. agreed to purchase 2,015,888 shares of Issuer Common Stock for an aggregate amount of $3,023,832.00 at a purchase price of $1.50 per share. Such purchase represents the exercise by Invus, L.P. of its preemptive rights under the Stockholders’ Agreement in connection with the 2009 Issuer Public Offering. The Purchase Agreement Supplement supplements and is a part of the Purchase Agreement pursuant to which Lexicon made certain representations and warranties to Invus, L.P. and agreed to certain covenants. While the Invus Parties believe the above description covers the material terms of the Purchase Agreement Supplement, it is qualified in its entirety by reference to the Purchase Agreement Supplement, a copy of which is included as Exhibit 10 to the Statement and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended and supplemented by inserting the following at the end thereof:

9. Purchase Agreement, dated as of October 8, 2009.

10. Purchase Agreement Supplement, dated as of October 14, 2009.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INVUS, L.P.

By:	INVUS ADVISORS, L.L.C.,
its general partner

By:	/S/ RAYMOND DEBBANE
Name:	Raymond Debbane
Title:	President

INVUS PUBLIC EQUITIES, L.P.

By:	INVUS PUBLIC EQUITIES ADVISORS, LLC,
its general partner

By:	/S/ RAYMOND DEBBANE
Name:	Raymond Debbane
Title:	President

INVUS ADVISORS, L.L.C.

By:	/S/ RAYMOND DEBBANE
Name:	Raymond Debbane
Title:	President

INVUS PUBLIC EQUITIES ADVISORS, LLC

By:	/S/ RAYMOND DEBBANE
Name:	Raymond Debbane
Title:	President

ULYS, L.L.C

By:	/S/ RAYMOND DEBBANE
Name:	Raymond Debbane
Title:	President

RAYMOND DEBBANE

/s/ RAYMOND DEBBANE

Dated: October 15, 2009